September 13, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-282074)

To the addressee set forth above:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bloom Energy Corporation (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-282074) (the “Registration Statement”), as initially filed with the Commission on September 12, 2024, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant is a well-known seasoned issuer and intended to file the Registration Statement as a Form S-3ASR. As a result of a clerical error, the Registration Statement was filed as a Form S-3, but has not been declared effective. The Registrant intends to refile the Registration Statement as a Form S-3ASR (the “New Registration Statement”). None of the Registrant’s securities have been sold pursuant to the Registration Statement.

We would appreciate if you would please provide our counsel, Tad Freese of Latham & Watkins LLP, with a copy of the order consenting to the withdrawal of the Registration Statement by email at Tad.Freese@lw.com as soon as it is available. If you have any questions with respect to this matter, please contact Tad Freese of Latham & Watkins LLP at (650) 463-3060. Thank you for your assistance in this matter.

Sincerely,

BLOOM ENERGY CORPORATION

By: /s/ Shawn Soderberg

Chief Legal Officer and Corporate Secretary

cc: Tad Freese of Latham & Watkins LLP